Exhibit (d)(7)

Confidential

Execution Version

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

July 6, 2019

Autokiniton US Holdings, Inc.

17757 Woodland Drive

New Boston, Michigan 48164

Attn: George Thanopoulos

Re: Potential Transaction between Autokiniton US Holdings, Inc. (“AGG”) and

Tower International, Inc. (the “Company”)

Ladies and Gentlemen:

Reference is made to the updated non-binding proposal, dated June 25, 2019 (the “Updated Proposal”), regarding the potential acquisition of all of the capital stock of the Company by AGG (the “Transaction”), as supplemented by telephonic meetings subsequent to the Company’s receipt of the Updated Proposal. As contemplated herein, the Company agrees to provide AGG with an opportunity to complete confirmatory due diligence and to complete the negotiation of the definitive merger agreement for the Transaction (the “Merger Agreement”) on an exclusive basis during the Exclusive Period, provided the merger consideration that is offered pursuant to such definitive documentation is at least $31.00 per share of common stock of the Company. This letter agreement shall terminate upon the expiration of the Exclusivity Period.

In furtherance of the foregoing:

1.

During the Exclusivity Period, AGG will continue to commit substantial resources to its confirmatory due diligence review of the Company and its business and the negotiation of the Merger Agreement and related documentation. In consideration of such commitment by AGG, the Company agrees that, during the Exclusivity Period, the Company shall not, and shall direct its Representatives not to, directly or indirectly (other than with AGG and its Representatives): (i) solicit, initiate or knowingly take any action that would reasonably be expected to lead to a proposal for any Alternative Transaction; (ii) enter into or participate in any discussions or negotiations regarding an Alternative Transaction with any Person; (iii) furnish any confidential information relating to the Company or any of its Subsidiaries (as hereinafter defined), or any of their respective assets or businesses, or provide access to any non-public information as to the assets, business, books or records of the Company or any of its Subsidiaries to any Person or enter into any confidentiality or non-disclosure undertaking, in each case for the purpose of assisting with or facilitating an Alternative Transaction; or (iv) approve or enter into a definitive agreement relating to an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, stock purchase agreement, asset purchase agreement, option agreement, joint venture agreement, partnership agreement or other similar document, relating to an Alternative Transaction. If, at any time during the Exclusivity Period AGG determines not to proceed with the Transaction at a price of at least $31.00 per share, AGG will promptly (and in any event within twenty-four (24) hours) notify the Company of that decision in writing.

2.	For purposes of this Exclusivity Agreement:

(a)

“Alternative Transaction” means, whether in one transaction or a series of transactions, any of the following: (i) any merger, consolidation, share exchange, business combination or similar transaction involving the Company and its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the Company (including any equity interests of its Subsidiaries), excluding transactions in the ordinary course of business; (iii) any issue, sale or other disposition of (including by way of merger, consolidation, share exchange, business combination or similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of the Company or any of its Subsidiaries, other than pursuant to agreements or plans in effect on the date hereof and heretofore made available to AGG; or (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction by the Company in which any Person (other than a current stockholder) shall acquire beneficial ownership of any of the outstanding capital stock of the Company or any of its Subsidiaries; except, in all cases of clauses (i)-(iv) where such transaction is to be entered into with AGG.

(b)

“Exclusivity Period” means the period commencing upon execution and delivery of this letter agreement by AGG and the Company and ending on the earliest of (i) the Expiration Time, (ii) the time, if any, when the Merger Agreement is executed and delivered by the parties thereto and (iii) the time, if any, when AGG or any of its Representatives communicates orally or in writing to the Company or any of its Representatives that AGG is no longer interested in pursuing the Transaction with merger consideration of at least $31.00 per share.

(c)

“Expiration Time” means 4:59 P.M., New York City time, on July 15, 2019 (the “Initial Time”); provided, however, in the event that, at the Initial Time, the parties remain engaged in negotiations regarding the terms of the Merger Agreement with merger consideration of at least $31.00 per share, the Expiration Time, at the option of either the Company or AGG, shall be extended until 4:59 P.M., New York City time, on July 22, 2019 unless the Company notifies AGG in writing, prior to the Initial Time, that it is no longer interested in pursuing the Transaction, in which case the Expiration Time shall mean the Initial Time.

(d)

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, other entity or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

(e)

“Representatives” means, with respect to any Person, such Person’s affiliates, directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants, consultants, advisors and other representatives.

(f)

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns either (A) a general partner, managing member or other similar interest, or (B) fifty percent (50%) or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.

3.

This letter agreement shall not in any manner amend, waive or otherwise alter the rights and obligations of the Company and AGG, pursuant to the terms of the confidentiality agreement, dated September 19, 2018, by and between AGG and the Company. Except as is required by law, each of the parties hereto agrees that it shall not (and shall cause its Representatives not to) make any public announcement with respect to this letter agreement or the terms contemplated hereby without the prior consent of the other party hereto.

4.

Nothing in this letter agreement or in prior discussions, correspondence or documentation shall be construed as an obligation of any of the parties hereto to enter into the Merger Agreement or to proceed with the Transaction. Unless and until the Merger Agreement is entered into regarding the Transaction, neither the Company nor AGG will be under any legal obligation whatsoever to consummate the Transaction. The parties further agree that each party shall be free for any reason to withdraw from discussions and not enter into the Merger Agreement, without obligation or liability to any other party, except with respect to breaches of the express terms hereof.

5.

This letter agreement may not be assigned by any party hereto, by operation of law or otherwise, without the express prior written consent of the other party hereto. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. It is understood and agreed that no failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, applicable to contracts made and to be performed therein. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the

State of Delaware or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over such matter, then in any state or federal court located in the State of Delaware, over any suit, action or other proceeding brought by any party arising out of or relating to this letter agreement, and each party hereto hereby irrevocably agrees that all claims with respect to any such suit, action or other proceeding shall be heard and determined in such court. Each party shall bear its respective costs related to the Transaction, including, without limitation, the fees and expenses of its respective attorneys, accountants and financial advisors. All correspondence or other notices to be given or delivered to AGG under or by reason of the provisions of this letter agreement shall be delivered to its address set forth above. All correspondence or other notices to be given or delivered to the Company under or by reason of the provisions of this letter agreement shall be delivered to its address set forth above. This letter agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto where upon the same instrument. Signatures by facsimile or by electronic transmission shall bind the parties hereto.

[Signature Page Follows]

Very truly yours,

Tower International, Inc.

By:	/s/ James C. Gouin
Name:	James C. Gouin
Title:	Chief Executive Officer

Accepted and Agreed:

Autokiniton US Holdings, Inc.

By:	/s/ George Thanopoulos
Name:	George Thanopoulos
Title:	Chief Executive Officer

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